Raymond James Financial Electronic EDGAR Proof

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	06/11/12
Item IDs	7.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
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	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8061112.htm**
	8-K
8-K	**submissionpdf.pdf**
	8-K

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
      <page sid="PAGE1">
              <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
              <radio sid="SubTable_live_"><value>on</value></radio>
              <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
              <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
              <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
              <popup sid="SubSro_sroId_"><value>NONE</value></popup>
              <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
              <field sid="SubFiler_filerId_"><value>0000720005</value></field>
              <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

              <field sid="SubTable_periodOfReport_"><value>06/11/12</value></field>
              <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
      </page>
      <page sid="PAGE2">
              <field sid="SubDocument_conformedName_"><value>k8061112.htm</value></field>
              <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
              <field sid="SubDocument_description_"><value>8-K</value></field>
              <data sid="data1"><filename>k8061112.htm</filename><mimedata /></data>
              <field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
              <combobox sid="SubDocument_conformedDocumentType_1"><value>8-K</value></combobox>
              <field sid="SubDocument_description_1"><value>8-K</value></field>
              <data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
      </page>
      <page sid="PAGE3">
              <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
              <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
              <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
              <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
              <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
              <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
              <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
              <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
              <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
              <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
      </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 11, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The information furnished in this item is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

On June 11, 2012, Raymond James Financial, Inc. (the "Company") distributed correspondence to its shareholders regarding the Company's financial results for the quarter ended March 31, 2012 which included the following letter:

On April 2, 2012, we closed the acquisition of Morgan Keegan. Since early December, this transaction has dominated our thoughts and much of our time. The process of gaining access to the bidding procedure, analyzing its value, negotiating with Regions Bank and Morgan Keegan management, drafting an acceptable contract and winning the bid was a grueling, albeit rewarding, undertaking. That effort was quickly followed by rigorous due diligence, understanding the needs of the new members of our combined family, as well as educating them on the values, culture and capabilities of Raymond James, raising $949 million net to us from one equity and two bond offerings to fund the purchase, and then planning for the integration of two large, successful firms. It was a monumental effort for all the participants involved in the transaction. We thank each of you for your effort to consummate the transaction and to commence the integration of the two firms.

Nonetheless, Raymond James associates managed not to take their eyes off the ball and to still run day-to-day operations almost seamlessly. In fact, exclusive of the direct costs associated with the merger, many new quarterly records were set in our last pre-merger three-month period ended on March 31. Net revenues for the fiscal second quarter were a record $872 million, surpassing last year's second quarter by 2% and the immediately preceding quarter by 11%. Net income of $69 million, or $0.52 per diluted share, was down 15% from last year's second quarter and 2% below the December quarter. Excluding $21 million of pre-tax charges for acquisition-related expenses, including interest on the new debt raised in anticipation of the purchase of Morgan Keegan, and adjustments to shares outstanding from the equity offering, non-GAAP net income would have been $82 million, or $0.64 per diluted share, equal to last year's second quarter and up 21% from the December 2011 quarter. Based on GAAP earnings, the after-tax margin on net revenues was 7.90% (9.38% non-GAAP) and the annualized rate of return on average equity was 9.62% (12.19% non-GAAP).

For the first half of the fiscal year, net revenues of $1.7 billion were down slightly from last year, reflecting the economic uncertainties in the world. Net income was $136 million, down 16% from last year, or $1.05 per diluted share. Excluding the direct costs associated with the acquisition before closing, after-tax earnings on a non-GAAP basis were $149 million, down by 8%, or $1.17 per diluted share. On March 31, 2012, shareholders' equity was $3.1 billion, or $22.84 per share.

Drilling down to our segments to obtain a better understanding of relative performance, the Private Client Group recorded record quarterly revenues of $568 million, up 2% over last year, and pre-tax income of $46.2 million, slightly exceeding last year's comparable results. Both assets under administration and assets under management attained new record levels of $292 billion and $39 billion, respectively, benefiting from market appreciation and good recruiting results. Prior to the addition of Morgan Keegan, our domestic count of financial advisors rose to 4,532 and our worldwide count to 5,398, both up 1% from last year. Furthermore, average financial advisor productivity rose to new records of $546,000 in Raymond James & Associates and $361,000 in Raymond James Financial Services. Recent recruiting activity has increased in spite of the time commitments of management related to the Morgan Keegan purchase, where retention thus far has been an outstanding 98%.

The Capital Markets segment did not perform as well in the second quarter as revenues were down 7% from last year's comparable quarter, even though the trend was better as revenues were up 21% from the preceding first quarter. The decline resulted from lower investment banking revenue levels, although activity levels were increasing as the quarter progressed. Consequently, pre-tax profits were down 35% from last year's quarter but increased by 120% over the December quarter.

Revenues in the Asset Management Group were up 5% over last year's March quarter and 3% over the first quarter as assets under management continued to increase from market appreciation and net sales. Of course, that fact also augurs well for the June quarter's fee revenues.

Once again, Raymond James Bank was the outstanding profit contributor as revenues were up 20% over last year and 7% over the immediately prior quarter. Pre-tax income was up 36% over last year and 8% above the prior quarter, marking another record. In February, the bank finally completed the acquisition of Allied Irish Bank's $400 million Canadian loan portfolio, which contributed to almost $900 million in loan growth this year. Raymond James Bank, like other healthy banks in the United States, is actively lending money to its clients. The bank continues to benefit from lower levels of non-performing loans, net charge-offs and loan loss provision expenses, as well as higher revenues from expanded net interest margins and a higher loan balance of $7.4 billion. About the only remaining negative factor is the Nation's continuing difficulty in turning the corner in the residential real estate market.

In January, Richard Riess, the head of our Asset Management Group, retired. After rejoining us following graduation from Harvard Business School, he served as CFO before leading our Asset Management Group into new businesses and to a stream of new records of assets under management. His strategic planning skills were respected throughout the firm and, in accordance with one of the most important tasks of a professional manager, has left us with a cadre of talented managers led by Jeff Dowdle, president of Asset Management Services, and Cooper Abbott and Richard Rossi, co-presidents of Eagle Asset Management, to lead us to new record levels of assets and profitability as Richard's legacy. On behalf of the Board and all the associates of Raymond James, I thank Richard for his years of dedicated service.

In conjunction with the acquisition of Morgan Keegan, we welcome a talented group of new managers to Raymond James, led by John Carson, former CEO of Morgan Keegan and newly elected president of Raymond James Financial. John is a Harvard Business School MBA with the unusual history of rising through the Fixed Income trading ranks to become the CEO of a firm with an agency-based business model. He will have direct operating responsibility for managing Fixed Income and Public Finance as well as leading the integration effort from the Morgan Keegan side. We welcome his expertise, experience and leadership skills, along with those of the entire management team, to Raymond James.

For the second year in a row, Raymond James was selected as the fourth most admired securities firm in the world by Fortune magazine. In February, 19 Raymond James financial advisors were named to Barron's list of Top 1,000 Advisors. The ranking is based upon assets under management, revenues generated by the advisors, quality of each advisor's practice and other relevant factors. In February, our real estate investment banking team was named the best real estate investment banking practice in the world in Global Finance magazine's World's Best Investments 2012 list. The Raymond James Investment Banking department also received four awards from The M&A Advisor for deals completed in 2011. Three of those transactions were declared "Deals of the Decade." We are very proud of our associates who earned recognition for their achievements.

The economy continues to disappoint pundits with lackluster employment and GDP growth, although domestic corporate earnings growth remains robust. While there is no doubt that Europe's economic malaise will dampen U.S. economic growth, it is doubtful that it will drag us into a recession. Our financial institutions are financially stronger than they were prior to the 2007 downturn and have been bulwarked by improved controls, mostly self-imposed, healthy regulatory capital levels and much lower levels of leverage. As exhibited in the discussion above of Raymond James Bank, new loan activity is vibrant and lending standards have adjusted to historical, albeit appropriately conservative, paradigms. In short, while we still expect a slow, erratic recovery, we remain sanguine about the prospects for the U.S. economy and financial markets.

The remaining major concern is still the failure of our political leaders to have the courage to address the Federal deficit through spending cuts, modifications to our entitlement programs and the generation of additional revenues through elimination of unnecessary tax deductions and even some tax increases. After all, compromise is the only pragmatic solution to resolving these issues. Kicking the can down the road is an extremely dangerous course of inaction.

Although we expect to continue to experience one-time costs associated with the integration of Morgan Keegan over the next 12 months, our rationale for the investment has been reaffirmed by the quality of its people and the strength of its franchise. Consequently, Raymond James Financial has never been stronger with a more exciting future.

Sincerely,

Thomas A. James
Chairman

Paul C. Reilly
CEO

May 11, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 11, 2012

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President – Finance,
        Chief Financial Officer and Treasurer